FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month June 2014 No. 5

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

On June 19, 2014, the registrant, TowerJazz Panasonic Semiconductor Company and JA Mitsui
Sign Definitive Five Year Term Loan Agreement to Provide 8.8 Billion Yen (approximately $85 Million)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

Date: June 19, 2014	By:	/s/ Nati Somekh
Name: Nati Somekh
Title: Corporate Secretary

NEWS ANNOUNCEMENT	FOR IMMEDIATE RELEASE

JA Mitsui and TowerJazz Panasonic Semiconductor Company Sign Definitive Five Year Term Loan Agreement to provide 8.8 Billion Yen
(approximately $85 Million)

TOKYO and KYOTO, Japan and MIGDAL HAEMEK, Israel – June 19, 2014 – TowerJazz, the global specialty foundry leader, today announced the signature of a definitive five year term loan agreement with JA Mitsui, a Japanese leading financing institute, to provide TowerJazz Panasonic Semiconductor Company (TPSCo), of which Tower Semiconductor Ltd. has the majority holding, with a term loan of 8.8 billion Japanese Yen (approximately $85 million). The loan will carry an annual interest of the TIBOR rate plus approximately 2% per annum, will mature in mid 2019 and will be repaid in seven equal semi-annual installments which will commence two years after signing. The TIBOR rate applicable to the interest payments will be the six month TIBOR (Tokyo Interbank Offered Rate). The loan will come in lieu of an 8.8 billion Yen bridge-loan received from Panasonic, as presented in the company’s balance sheets as of March 31, 2014.

"We are excited to engage TowerJazz Panasonic Semiconductor Company with this loan agreement and we look forward to work together as the new company will achieve its strategic goals. We have invested much to study the new company’s business plan and are pleased with its projections and existing assets base. We are happy TPSCo chose us for this term loan,” stated a JA Mitsui spokesman.

"I am extremely pleased that we have engaged with JA Mitsui for this term loan financing,” said Guy Eristoff, CEO of TowerJazz Panasonic Semiconductor Company. “We believe this agreement and the previously announced long term volume contract signed with Panasonic, as well as other foundry customer engagements which we are currently negotiating for manufacturing in our fabs, are strong enablers for our business and operational flexibility allowing our growth strategy in Japan and worldwide.”

About JA Mitsui
JA Mitsui Leasing, Ltd., a Japanese financial institute with headquarters in Higashi Gotanda, Shinagawa-ku, Tokyo, Japan, provides, together with its subsidiaries leasing, installment sales, financing, and other associated services in Japan and internationally. The company offers finance lease, operating lease, and lease with purchase options. It provides cross-border leasing for construction machinery, machine tools, molding machine, and other equipment from Japanese manufacturers and trading companies to end users abroad; and other services, including automobile lease and financing, ecology related services, real estate leasing, factoring services, and used equipment sales. For more information, please visit http://www.jamitsuilease.co.jp/en.

About TowerJazz
Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM), its fully owned U.S. subsidiary Jazz Semiconductor, Inc. and its fully owned Japanese subsidiary TowerJazz Japan, Ltd., operate collectively under the brand name TowerJazz, the global specialty foundry leader. TowerJazz manufactures integrated circuits, offering a broad range of customizable process technologies including: SiGe, BiCMOS, Mixed-Signal/CMOS, RF CMOS, CMOS Image Sensor, integrated Power Management (BCD & 700V), and MEMS capabilities. TowerJazz also provides a world-class design enablement platform for a quick and accurate design cycle as well as Transfer Optimization and development Process Services (TOPS) to IDMs and fabless companies that need to expand capacity.

To provide multi-fab sourcing and extended capacity for its customers, TowerJazz operates two manufacturing facilities in Israel (150mm & 200mm), one in the U.S. (200mm), and four in Japan (200mm & 300mm). Three of the Japan fabs are available through TowerJazz Panasonic Semiconductor Company (TPSCo), established with Panasonic Corporation of which TowerJazz has the majority holding. Through TPSCo, TowerJazz offers leading edge 45nm CMOS, 65nm RF CMOS and 65nm 1.12um pixel technologies.  For more information, please visit: www.towerjazz.com.

About TowerJazz Panasonic Semiconductor Company
TowerJazz Panasonic Semiconductor Company Ltd. (TPSCo) is a Joint Venture, 51% owned by Tower Semiconductor Ltd. (NASDAQ: TSEM, TASE: TSEM) and 49% owned by Panasonic Corporation (NASDAQ ADS: PCRFY, TYO: 6752). TPSCo has three manufacturing facilities in Hokuriku, Japan which have been producing large scale integrated circuits for over 20 years. Areas of process technology focus include high dynamic range Image Sensors (CIS and CCD), Integrated Power Devices (BCD, SOI, LDMOS) and high frequency Silicon RFCMOS.  With over 120 qualified Silicon process flows on 200mm and 300mm substrates from super micron to 45nm, as well as internal back end processing, assembly and test services, TPSCo enables both IDMs and fabless companies with unparalleled semiconductor manufacturing quality and technology at affordable prices, including in-house turnkey services.  For more information, please visit www.towerjazz.com.

Safe Harbor Regarding Forward-Looking Statements
This press release includes forward-looking statements, which are subject to risks and uncertainties.  Actual results may vary from those projected or implied by such forward-looking statements.  A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and/or Jazz’s business is included under the heading "Risk Factors" in Tower’s most recent filings on Forms 20-F, F-3, F-4 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC, respectively. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

CONTACTS:
Noit Levi | TowerJazz | +972 4 604 7066 | Noit.levi@towerjazz.com
GK Investor Relations | Kenny Green | (646) 201 9246 | towerjazz@gkir.com